THE CHARTWELL FUNDS
1205 Westlakes Drive, Suite 100
 Berwyn, Pennsylvania 19312

June 7, 2017

Via EDGAR Transmission

Mr. Jeffrey Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Chartwell Funds (“Registrant”)
Registration Statement on Form N-1A (“Registration Statement”)
(File Nos. 333-216993 and 811-23244)

Dear Mr. Foor:

The Registrant hereby represents that the Prospectus of the Berwyn Fund, Berwyn Income Fund, Chartwell Mid Cap Value Fund, Chartwell Short Duration High Yield Fund, and Chartwell Small Cap Value Fund (the “Acquiring Funds”) will not be used to publicly offer shares of the Acquiring Funds until after the reorganizations of the Predecessor Funds (as that term is used in the Registration Statement) into the Acquiring Funds have been completed.

Please contact Cory O. Hippler at (215) 564-8089 if you have any questions or need further information.

/s/ Michael Magee
Michael Magee
Executive Vice President
The Chartwell Funds

cc: Cory O. Hippler, Esq.